UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Atrion Corporation
(Exact name of registrant as specified in its charter)

Delaware	0-10763	63-0821819
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allentown Parkway, Allen, Texas	75002
(Address of principal executive offices)	(Zip Code)

Jeffery Strickland	(972) 390 -9800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Atrion Corporation (“we,” “our,” “us,” “Atrion,” or the “Company”) has determined that conflict minerals1 necessary to the functionality or production of products manufactured by Atrion are required to be reported in the calendar year covered by this specialized disclosure report.

Based on the results of our reasonable country of origin inquiry, we have exercised due diligence on the source and chain of custody of the conflict minerals and determined that products manufactured by us are DRC conflict undeterminable.

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://atrioncorp.com/investor_relations/Investor_Relations.htm.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Atrion Corporation’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Atrion Corporation	May 30, 2014
(Registrant)	(Date)
By: /s/ Jeffery Strickland
Jeffery Strickland
Vice President and Chief
Financial Officer